UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Agreement in Principle to Settle Legal Proceedings Related to Benson v. DoubleDown Interactive LLC

On August 29, 2022, International Game Technology PLC (NYSE:IGT) (the "IGT") and DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) ("DoubleDown") announced an agreement in principle to settle the Benson v. DoubleDown Interactive LLC, et. al. lawsuit and associated proceedings (the "Benson Matters"). IGT completed the sale of DoubleDown Interactive LLC ("DDI"), the operator of social gaming business DoubleDown Casino, to DoubleU Diamond LLC, a subsidiary of DoubleDown, in June 2017. The agreement in principle, entered into by certain subsidiaries of IGT and DoubleDown, remains contingent on final court approval by the U.S. Federal District Court for the Western District of Washington.

Under the terms of the settlement, which take effect only after final court approval of the proposed class settlement:

•A total of $415 million will be paid into a settlement fund of which IGT's subsidiaries will contribute $269.75 million and DDI will contribute $145.25 million.
•All members of the nationwide settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit.

Subject to final court approval of the settlement of the Benson v. DoubleDown Interactive LLC, et. al. lawsuit, IGT and DoubleDown have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matters.

As a result of the settlement agreement, IGT will accrue a $119.75 million non-operating expense in the third quarter related to the incremental loss associated with the Benson Matters and related claims between IGT and DoubleDown and their respective subsidiaries and affiliates ($150 million was accrued in the second quarter).

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces Agreement in Principle to Settle Legal Proceedings Related to Benson V. Double Down Interactive LLC" dated August 29, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces Agreement in Principle to Settle Legal Proceedings Related to Benson V. Double Down Interactive LLC" dated August 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit 99.1
NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES AGREEMENT IN PRINCIPLE TO SETTLE LEGAL PROCEEDINGS RELATED TO BENSON V. DOUBLE DOWN INTERACTIVE LLC

LONDON – August 29, 2022 – International Game Technology PLC (“IGT”) (NYSE:IGT) and DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown”) today announced an agreement in principle to settle the Benson v. DoubleDown Interactive LLC, et. al. lawsuit and associated proceedings (the “Benson Matters”). IGT completed the sale of DoubleDown Interactive LLC (“DDI”), the operator of social gaming business DoubleDown Casino, to DoubleU Diamond LLC, a subsidiary of DoubleDown, in June 2017. The agreement in principle, entered into by certain subsidiaries of IGT and DoubleDown, remains contingent on final court approval by the U.S. Federal District Court for the Western District of Washington.

Under the terms of the settlement, which take effect only after final court approval of the proposed class settlement:

•A total of $415 million will be paid into a settlement fund of which IGT’s subsidiaries will contribute $269.75 million and DDI will contribute $145.25 million.
•All members of the nationwide settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit.

Subject to final court approval of the settlement of the Benson v. DoubleDown Interactive LLC, et. al. lawsuit, IGT and DoubleDown have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matters.

As a result of the settlement agreement, IGT will accrue a $119.75 million non-operating expense in the third quarter related to the incremental loss associated with the Benson Matters and related claims between IGT and DoubleDown and their respective subsidiaries and affiliates ($150 million was accrued in the second quarter).

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the

Exhibit 99.1
world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190